FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of                            January                               , 2008
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F             X             Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                          No             X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date January 24, 2008	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Revised Financial Forecasts for Subsidiary e-System Corporation

January 24, 2008

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo(First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Canon Electronics Inc.
President & CEO: Hisashi Sakamaki
Securities code: 7739
[First Section of the Tokyo Stock Exchange]
Inquiries:
Yoshinari Omori
Senior Managing Director,
+81-494-23-3111

Notice Regarding Revised Financial Forecasts for Subsidiary e-System
Corporation
Canon Inc. and its subsidiary Canon Electronics Inc. announced today that, based on recent performance trends, e-System Corporation, a subsidiary of Canon Electronics Inc., has revised its financial forecasts for the fiscal year ended December 2007 (January 1, 2007 to December 31, 2007), announced on July 31, 2007 with its first-half financial results, as follows in the attached notice.
The influence of these revised financial forecasts on the consolidated financial profit and loss of Canon Inc. and Canon Electronics Inc. is slight.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

January 24, 2008
Company Name: e-System Corporation
(Code: 4322)
President & Chief Executive Officer: Hirofumi Watanabe
Inquiries: Chihiro Matsumoto
Finance & Accounting Department
(Tel.: 03-3516-9259)
Notice Regarding Revised Financial Forecasts
Based on recent performance trends, e-System Corporation (the “Company”) revised its consolidated and non-consolidated financial forecasts, announced on July 31, 2007, as follows.
1.	Revised consolidated financial forecasts

Fiscal year ended December 2007 (January 1, 2007 to December 31, 2007) Consolidated financial forecasts
(Units: millions of yen, %)

	Net sales	Operating	Ordinary	Net
		profit	profit	income
Previous forecast (A)	5,500	200	100	90
Current forecast (B)	4,047	-314	-293	-191
Change in amount (B – A)	-1,453	-514	-393	-281
Change (%)	-26.4	-	-	-
Previous year’s results (Fiscal year ended December 31, 2006)	3,185	-1,001	-1,096	-3,262

2.	Revised non-consolidated financial forecasts

Fiscal year ended December 2007 (January 1, 2007 to December 31, 2007) Non-consolidated financial forecasts
(Units: millions of yen, %)

	Net sales	Operating	Ordinary	Net
		profit	profit	income
Previous forecast (A)	4,000	100	100	90
Current forecast (B)	2,444	-191	-140	-510
Change in amount (B – A)	-1,556	-291	-240	-600
Change (%)	-38.9	-	-	-
Previous year’s results (Fiscal year ended December 31, 2006)	2,016	-770	-750	-2,588

3.	Reasons for the revision
Since last year, the Company has focused on a full-scale recovery in its CRM operations, its primary area of business, based on collaboration with Canon Electronics Inc. and development of new solutions, etc. As a result, the Company expects to post positive fourth-quarter operating profit on both a consolidated and non-consolidated basis. This performance, however, would not be sufficient to make up for the delayed recovery during the first half, and the Company does not expect to achieve its previously announced financial forecasts for net sales, operating profit, ordinary profit, and net income. Additionally, regarding non-consolidated financial forecasts, a special loss was booked in connection with shares of a subsidiary that was acquired in and before fiscal year 2006, due to the write-down of impaired assets given current business progress.